





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66768

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cambria Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

488 E Winchester Street, Suite 200
(No. and Street)

Salt Lake City	UT	84107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shane R Philbrick, 801-320-9607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street, Ste 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shane R Philbrick _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Cambria Capital, LLC _____ , as

of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Chief Financial Officer

Title

_____
Notary Public

```
TODD UNRUH
Notary Public - State of Utah
Comm. No. 692718
My Commission Expires on
Jan 13, 2021
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This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cambria Capital, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2019

Cambria Capital, LLC

CONTENTS



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Cambria Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cambria Capital LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cambria Capital LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cambria Capital LLC's management. Our responsibility is to express an opinion on Cambria Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cambria Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a t est basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Cambria Capital LLC's auditor since 2013.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 25, 2020

Cambria Capital, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

Assets

Cash and cash equivalents	$	288,336
Investment in securities		9,379
Commissions Receivable		48,263
Other Receivables		1,353
Deposits with clearing brokers		110,053
Property and equipment, net of accumulated depreciation of $37,846		8,104
Other assets		50,810
Total assets	$	516,299

Liabilities and members' equity

Liabilities		
Accrued liabilities	$	39,239
Due to members		50,673
Total liabilities		89,912
Members' equity		
Members' equity		417,007
Accumulated other comprehensive gain (loss)		9,379
Total members' equity		426,387
Total liabilities and members' equity	$	516,299

See accompanying notes to financial statements.

Cambria Capital, LLC

NOTES TO FINANCIAL STATEMENTS

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1. Nature of operations and summary of significant accounting policies

Nature of Operations

Cambria Capital, LLC (the "Company") was formed as a limited liability company on July 20, 2004 and commenced operations on May 12, 2005. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and is registered with the Securities and Exchange Commission. The Company's sole member is Cambria Asset Management, LLC (the "Sole Member").

The Company's Securities business is conducted as a Fully Disclosed Introducing Broker Dealer. The Company, under rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear securities customer accounts. Accordingly, all securities customer transactions are executed and cleared on behalf of the Company by its securities clearing broker(s) on a fully disclosed basis. The Company's agreement with its securities clearing broker(s) provides that as securities clearing broker, that firm will make and keep such records of the transactions effected and cleared in the securities customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of securities customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self- Regulatory Organizations of which the Company is a member.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company maintains its cash balances with one financial institution which, at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts. This includes cash held at the Company's clearing brokers

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives for furniture and equipment range from three to seven years. For the year ended December 31, 2019, Depreciation expense is $1,823

Expenditures for maintenance, repairs and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Cambria Capital, LLC

NOTES TO FINANCIAL STATEMENTS

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1. Nature of operations and summary of significant accounting policies (continued)

Revenue and Expense Recognition

Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur.

Revenue from Contracts with Customers
Revenue from contracts with customers are composed of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees.

In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2019, there were no advances to the Company.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Topic 606 did not have an impact on revenue recognition or timing of revenue in 2019.

Income Taxes

The Company is a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. Accordingly, there is no provision for federal and state income taxes as the net income of the Company is included in the income tax return of the Sole Member.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending members' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2019. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2016.

Cambria Capital, LLC

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Clearing agreements

The Company introduces its securities customer transactions to four clearing brokers with which it has a correspondent relationship or tri-party relationship for execution and clearance in accordance with the terms of a clearance agreement.   In connection therewith, the Company is required to maintain a collateral account with its clearing brokers. That account serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2019, the Company has a receivable of $48,263 from the clearing brokers and a payable (included in Accounts Payable on the Statement of Financial Condition) of $161. As of December 31, 2019, the Company also has a deposit with the clearing brokers of $110,053.

3. Financial instruments with off-balance-sheet risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction. The Company's financial instruments, including cash, receivables, deposits, other assets, and liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

4. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's adjusted net capital was $356,686 which exceeded the minimum requirement by $306,686. At December 31, 2019, ratio of aggregate indebtedness to net capital schedule is 0.2521 to 1.

5. Related party transactions

The Company has a management agreement with the Sole Member whereby the Company is provided office space and administrative support. During the year ended December 31, 2019, the Company paid $116,909 to the Sole Member for these services. At December 31, 2019, the Company also had a payable to the Sole Member in the amount of $50,673.

6. Subsequent events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm Report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosure or adjustment.